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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 5, Michael Capellas, Chairman and CEO of Compaq, distributed the following email message to Compaq employees:

TO: COMPAQ GLOBAL TEAM

During the next day or two, you will see news reports about a letter that Walter Hewlett is sending to HP shareholders urging them to vote against the proposed Compaq/HP merger.

Compaq and HP will begin mailing our joint proxy/prospectus to shareholders on Wednesday, and we plan an aggressive campaign to communicate with shareholders and win their support for the merger. The special shareholder meetings will be held on March 19 (HP) and March 20 (Compaq).

We are more convinced than ever that this merger is the best way to increase value for employees, customers and shareholders. It will enable us to achieve three strategic objectives:

  * Expand our enterprise capabilities across products, software and solutions. HP's strength in data center UNIX and management software together with our strengths in industry standard servers, enterprise storage and high performance computing will give us the richest enterprise portfolio in the industry.

  * Grow and achieve critical mass in global services. We will double the size of our service business and extend our reach into new markets and growth opportunities.

  * Improve the economics of the PC business while driving innovation in new markets and new categories of devices.

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In his letter, Walter Hewlett quotes me as saying that the PC business is a
"rotten business."

He took those words from the transcript of an employee broadcast that I did with Carly Fiorina, HP's Chairman and CEO, in California on Dec. 4. Here is what I said:

"If you think of the world of the PC business as the standard, all-beige box, then I think it is a rotten business. If you think of what the next generation [of access will be], this is all about creating the next generation of consumer Internet experience. The combination of where the Internet will be is that intersection point between the Internet, distributed and very, very rich content, starting with music, extending out into [audio] and video . . . Think of what we can do in the future."

The fact is that the PC business is a strategic business, with significant opportunities for growth and profitability. I'm proud of the progress we've made in our PC business under difficult circumstances. I'm proud of the outstanding record of innovation that our PC team continues to build. And I'm proud that this will continue to be a strategic business in the combined company.

This merger is about the future of computing -- not the past. It is about building on the complementary strengths of two great companies. It is about industry leadership. It is about creating significant value for customers based on a rich portfolio of technology and a clear understanding of customer needs.

We remain confident that shareholders will see the compelling value in this combination and will vote to support the merger.

Michael

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services


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may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq on or about February 6, 2002 seeking their approval of the proposed transaction. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may



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be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002.